SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form CB

BUSINESS COMBINATION NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Hawk Oil Inc.
(Name of Subject Company)

Hawk Oil Inc.
(Translation of Subject Company's Name into English (if applicable))

Province of Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

APF Energy Inc.
(Name of Person(s) Furnishing Form)

Class A Shares
(Title of Class of Subject Securities)

419902
(CUSIP Number of Class of Securities (if applicable))

Alan MacDonald
APF Energy Inc.
#2100, 144-4th Avenue S.W.
Calgary, Alberta TZP 3N4
Canada
(403) 294-1000

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 27, 2002
(Date Business Combination Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Offer and Circular dated December 27, 2002
Notice of Guaranteed Delivery
Letter of Transmittal
Notice of Change dated January 21, 2003

Item 2. Informational Legends

See cover page of the Offer and Circular dated December 27, 2002

This document should be read in conjunction with the Offer and accompanying Circular of APF Energy Inc. dated December 27, 2002. No securities regulatory authority in Canada or the United States of America has in any way passed upon the merits of the securities offered thereunder and any representation to the contrary is an offence.

January 21, 2003

A P F E N E R G Y T R U S T

NOTICE OF CHANGE
by
APF ENERGY INC.
of its
OFFER TO PURCHASE
All of the outstanding Class A Shares
Of
HAWK OIL INC.
for $4.80 per share on the basis of, at the election of the shareholder:

0.5079365 of a trust unit of APF Energy Trust for each Class A Share of Hawk
or
$4.80 in cash, subject to an aggregate maximum of $9,194,000 and to proration for each Class A Share of Hawk
or
a combination of cash and trust units

This Notice of Change (the "**Notice**") amends certain information contained in the Offer and the accompanying Circular dated December 27, 2002 by APF Energy Inc. (the "**Offeror**"), a wholly-owned subsidiary of APF Energy Trust (the "**Trust**"), pursuant to which the Offeror is offering to purchase all of the Hawk Shares presently outstanding, including all Hawk Shares which may be issued on the exercise of outstanding options, warrants or other rights to purchase Hawk Shares on the terms and conditions set forth in the Offer, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery.

Except as otherwise set forth in this Notice, the information, terms and conditions contained in the Offer continue to be applicable in all respects and this Notice should be read in conjunction with the Offer. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Offer. The term "Offer" means, collectively the Offer, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery, as supplemented by this Notice.

The Offer is open for acceptance at any time prior to 2:00 p.m. (Calgary time) on February 3, 2003, unless withdrawn or extended.

THE BOARD OF DIRECTORS OF HAWK HAS ANNOUNCED THAT IT HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS ACCEPT THE OFFER.

Shareholders who intend to accept the Offer should deposit their share certificates, together with the Letter of Transmittal, properly completed and executed in accordance with the instructions in the Letter of Transmittal at any of the offices of Computershare Trust Company of Canada (the "**Depositary**") listed in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "Manner and Time of Acceptance – Procedure for Guaranteed Delivery". Persons whose Hawk Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Hawk Shares.

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depository at its office shown in the Offer, the Letter of Transmittal, the Notice of Guaranteed Delivery and on the last page of this document.

THE DEALER MANAGER FOR THE OFFER IS:

Canaccord Capital Corporation

NOTICE OF CHANGE

TO: SHAREHOLDERS OF HAWK OIL INC.

This Notice of Change supplements certain information contained in the Offer dated December 27, 2002 pursuant to which the Offeror is offering to purchase all of the Hawk Shares on the terms and conditions set forth in the Offer.

1. Certification by APF Energy Trust

As provided in the Offer, the Offeror has applied to securities commissions, as required, in the provinces of Canada for an exemption from certain requirements of applicable securities legislation. In connection with the review of this exemption application, certain provincial securities commissions have requested that the Offer contain a certificate executed by the Trust in order to confirm that the holders of Hawk Shares ("**Hawk Shareholders**" or "**Shareholder**") have certain statutory rights against the Trust in the event of a misrepresentation, as defined under applicable securities legislation, in the Offer and accompanying Circular. In addition, the Trust is an offeror for Hawk Shares, given the relationship between APF Energy Inc. and the Trust. Accordingly, APF Energy Inc. and the Trust wish to provide Hawk Shareholders with a certificate executed by the Trust. See "Statutory Rights".

2. Payment for Deposited Securities

Upon satisfaction or waiver of the conditions of the Offer, the Offeror shall, as soon as is practicable in the circumstances and in any event within three Business Days after the Expiry Time, accept for payment and pay for Hawk Shares validly tendered under the Offer and not properly withdrawn. Any Hawk Shares deposited pursuant to the Offer after the first date on which Hawk Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit. See Section 5 of the Offer, "Payment for Deposited Shares".

3. Rights of Withdrawal

All deposits of Hawk Shares pursuant to the Offer are irrevocable except as provided below. Other than the Shareholders who have executed Lock-Up Agreements (see the section of the Circular entitled "Information Concerning the Offeror and Hawk - Arrangements Between the Offeror and Shareholders of Hawk"), any Hawk Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time, provided that the Hawk Shares have not been taken up by the Offeror prior to the receipt by the Depositary of a notice of withdrawal in respect of such Hawk Shares; subject to the rights of depositing Shareholders to withdraw their Hawk Shares if such shares have not been paid for within three Business Days after take up.

In addition, if a notice of change in respect of the information contained in the Offer and the Circular or in respect of any notice of change or variation is delivered to the Shareholders whose Hawk Shares were not taken up at the date of the occurrence of the change or there is a variation of the terms of the Offer (other than by an increase in the consideration offered for the Hawk Shares with any extension of the time for deposit being for a period not greater than ten days after the notice of variation is delivered), any deposited Hawk Shares not then taken up and paid for may be withdrawn by or on behalf of the depositing Shareholder at their place of deposit at any time up to and including the tenth day after the day on which the notice of change or variation is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

Hawk Shareholders will have the right to withdraw Hawk Shares in the manner described in section 7 of the Offer, "Rights to Withdraw".

4. Consequential Amendments

Consequential amendments in accordance with this Notice are deemed to be made where required to the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Except as such information is supplemented by this Notice, all terms of the Offer remain in effect, unamended.

5. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular as supplemented by this Notice of Change have been approved, and the sending, communication or delivery thereof to the holders of Class A Shares of Hawk Oil Inc. has been authorized by the Board of Directors of APF Energy Inc.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

DATED: January 21, 2003

APF ENERGY INC.

(Signed)	"Martin Hislop" Chief Executive Officer	(Signed)	"Alan MacDonald" Chief Financial Officer

on behalf of the Board of Directors

(Signed)	"Steven Cloutier" Director	(Signed)	"Donald Engle" Director

The contents of the Offer and the Circular as supplemented by this Notice of Change have been approved, and the sending, communication or delivery thereof to the holders of Class A Shares of Hawk Oil Inc. has been authorized by the Board of Directors of APF Energy Inc. on behalf of APF Energy Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

DATED: January 21, 2003

APF ENERGY TRUST
by APF ENERGY INC.

(Signed)	"Martin Hislop" Chief Executive Officer	(Signed)	"Alan MacDonald" Chief Financial Officer

on behalf of the Board of Directors

(Signed)	"Steven Cloutier" Director	(Signed)	"Donald Engle" Director

Office of the Depositary,
Computershare Trust Company of Canada
Toll Free (Canada and United States):
1-800-564-6253
Email: caregistryinfo@computershare.com

By Mail
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Hand or by Courier

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

Attention: Corporate Actions

Western Gas Tower
Suite 600, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Attention: Corporate Actions

The Dealer Manager of the Offer is:

Canaccord Capital Corporation
400, 409 – 8th Avenue S.W.
Calgary, Alberta
T2P 1E3

Telephone: (403) 508-3871
Facsimile: (403) 508-3866

Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager or the Depositary at their respective telephone numbers and locations set out above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The Annual Information Form of APF Energy Trust dated May 17, 2002, including the management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2001 incorporated therein.*

The prospectus of APF Energy Trust dated June 21, 2001, as it relates to the acquisition of Alliance and the Southeast Saskatchewan Properties, as to only those portions thereof which appear under the headings "Financial Statements - Audited Operating Statements for Saskatchewan Properties" and "Financial Statements - Operating Statements (Unaudited) for Saskatchewan Properties".*

The Information Circular of APF Energy Trust dated April 18, 2002 relating to the annual general and special meeting of Unitholders of APF Energy Trust held on June 3, 2002, excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the circular (which portions shall be deemed not to have been incorporated by reference herein).*

The Information Circular of APF Energy Trust dated November 18, 2002 relating to the internalization of management of APF Energy Trust, as to only those portions which appear under the headings "Matters to be Acted Upon At Meeting - Purpose and Benefits of the Internalization Transaction and Recommendation of the Board of Directors of APF Energy Inc. - Effect of the Internalization Transaction Upon Unitholders - Details of the Internalization Transaction - Amendment to Trust Indenture Regarding Borrowing Powers", "Interest of Related Parties and Insiders" and "Appendix I - APF Acquisition Trust, APF Energy Limited Partnership, Intercorporate Relationships, Information Concerning Kinwest and the Sellco Properties, Risk Factors, Interim Financial Statements of Kinwest Resources Inc., Interim Financial Statements of Sellco, Audited Operating Statements for Sellco Properties, Financial Statements of Kinwest".*

The unaudited interim consolidated financial statements of APF Energy Trust for the three months and nine months ended September 30, 2002 and 2001 contained in the third quarter interim report for 2002 (these statements were prepared using the same generally accepted accounting policies as the December 31, 2001 audited financial statements and should be read in conjunction with the December 31, 2001 financial statements).*

Management's discussion and analysis for the nine months ended September 30, 2002 contained in the third quarter interim report for 2002.*

The audited consolidated financial statements of APF Energy Trust and notes thereto for the years ended December 31, 2001 and 2000, together with the report of the auditors of APF Energy Trust thereon contained in APF Energy Trust's 2001 Annual Report.*

The audited comparative consolidated financial statements of Alliance for each of the years ended November 30, 2000, 1999 and 1998, together with the report of the auditors of Alliance thereon.*

The unaudited comparative consolidated financial statements of Alliance for the three months ended February 28, 2001 and 2000.*

The material change report of APF Energy Trust dated December 11, 2002 relating to the Offer.*

The material change report of APF Energy Trust dated June 7, 2002 with respect to the acquisition of all of the shares of Kinwest and of a joint venture partner of Kinwest.*

The material change report of APF Energy Trust dated April 24, 2002 with respect to the execution of agreements providing for the acquisition of all of the shares of Kinwest and a joint venture partner of Kinwest.*

The material change report of APF Energy Trust dated February 13, 2002 with respect to the closing of a new offering of 3,250,000 Trust Units.*

The material change report of APF Energy Trust dated January 28, 2002 with respect to the filing of a preliminary prospectus for an offering of Trust Units.*

* Previously filed on Form CB dated December 30, 2002

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by **APF Energy Inc.** concurrently with the Form CB.

9

PART IV

After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2003

APF ENERGY INC.

Name: Alan MacDonald
Title: Vice-President, Finance